Exhibit 4.16
EXECUTION VERSION
INTELLECTUAL PROPERTY LICENSE AGREEMENT
This Intellectual Property License Agreement (this “Agreement”) is entered into as of May 7, 2020 (the “Effective Date”) by and between BrandCo Mitchum 2020 LLC, a Delaware limited liability company (“BrandCo”), on the one hand, and Revlon Consumer Products Corporation (“Revlon”), on the other hand. BrandCo and Revlon shall individually be referred to as a “Party” and collectively as the “Parties.”
W I T N E S S E T H:

WHEREAS, Revlon and its Subsidiaries (as defined below) assigned and transferred all of their right, title and interest in and to the Licensed IP (as defined below), along with the associated goodwill, to BrandCo pursuant to that certain Mitchum Lower Tier Transfer and Contribution Agreement by and among Beautyge I, an exempted company incorporated in the Cayman Islands (“CaymanCo”) and BrandCo (the “Lower Tier Contribution Agreement”) via an intermediate transfer of the Licensed IP to CaymanCo pursuant to that certain Upper Tier Transfer and Contribution Agreement by and among Revlon and certain of its Subsidiaries and CaymanCo (the “Upper Tier Contribution Agreement”);
WHEREAS, as a result of the Lower Tier Contribution Agreement, BrandCo is the owner of and controls all right, title, and interest in and to the Licensed IP; and
WHEREAS, subject to the terms and conditions of this Agreement, Revlon desires to obtain from BrandCo, and BrandCo desires to grant to Revlon, a license to use the Licensed IP in connection with the Licensed Products and the Services and the operation of the Business in accordance with the terms and conditions of this Agreement.
NOW, THEREFORE, in consideration of the mutual promises and covenants contained in this Agreement, and for other good and valuable consideration the receipt and sufficiency of which the Parties acknowledge, BrandCo and Revlon agree as follows:
1.Definitions
As used in this Agreement, the following terms shall have the following meanings (such meanings to be equally applicable to both the singular and plural forms of the terms defined). All capitalized terms used but not defined herein shall have the respective meanings specified in, or incorporated by reference into the Lower Tier Contribution Agreement.
“Affiliate” shall mean as to a Party, any entity which, now or hereafter, directly or indirectly, controls, is controlled by, or is under common control with such Party. For the purposes of this definition, “control” of a Party means the power, directly or indirectly, to direct or cause the direction of the management and policies of such Person, in either case whether by contract or otherwise.
“Agreement” has the meaning set forth in the preamble hereto.

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“Bankruptcy” means, with respect to any person or entity, (a) the filing by such person or entity of a voluntary petition seeking liquidation, dissolution, reorganization, rearrangement or readjustment, in any form, of its debts, under the United States Bankruptcy Code (or corresponding provisions of future laws) or any other bankruptcy or insolvency law, or such person’s or entity’s filing an answer consenting to, or acquiescing in any such petition; (b) the making by such person or entity of any assignment for the benefit of its creditors, or the admission by such person or entity in writing of its inability to pay its debts as they mature; (c) an application for the appointment of a receiver for the assets of such person or entity, or an involuntary petition seeking liquidation, dissolution, reorganization, rearrangement or readjustment of its debts or similar relief under any bankruptcy or insolvency law; or (d) the entry of an order for relief against such person or entity under the United States Bankruptcy Code.
“BrandCo” has the meaning set forth in the preamble hereto.
“BrandCo Credit Agreement” shall mean the BrandCo Credit Agreement entered into by and among Revlon, Revlon, Inc., Jefferies Finance LLC, as administrative agent and collateral agent (the “Collateral Agent”), and other entities from time to time as lenders under the BrandCo Credit Agreement, dated on or about the date hereto, as amended, restated, supplemented, extended or otherwise modified from time to time.
“Business” shall mean the design, development, manufacture, marketing, distribution, and/or sale of Licensed Products under the Licensed IP and all related ancillary products and services operated under the Licensed IP.
“CaymanCo” has the meaning set forth in the recitals hereto.
“Claim” has the meaning set forth in Section 11.1.
“Effective Date” has the meaning set forth in the preamble hereto.
“Event of Default” shall mean an Event of Default as defined in the BrandCo Credit Agreement.
“Foreign ABL Credit Agreement” means that certain Asset-Based Term Loan Credit Agreement, dated as of July 9, 2018, among Revlon Holdings B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands, Revlon Finance LLC, a Delaware limited liability company, the guarantors party thereto, the lenders from time to time party thereto and Citibank, N.A., as administrative agent and collateral agent, as amended by that certain Amendment No. 1, dated as of May 4, 2020, as the same may be  further amended, restated, supplemented or otherwise modified from time to time.
“Group Credit Agreements” shall mean the Foreign ABL Credit Agreement, the BrandCo Credit Agreement, the 2016 Term Loan Agreement (as defined in the BrandCo Credit Agreement), and the ABL Facility Agreement (as defined in the BrandCo Credit Agreement), as

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such agreements may be amended or replaced in accordance with the terms of the BrandCo Credit Agreement.
“Guaranteed Minimum Royalty” means an amount equal to ten percent (10%) of seventy-five percent (75%) of the Net Sales recorded by Revlon for the sales of Licensed Products for the twelve (12) month period commencing on July 1, 2020 through June 30, 2021.
“Indemnified Parties” has the meaning set forth in Section 11.1.
“License” has the meaning set forth in Section 2.1.
“Licensed IP” shall mean all Intellectual Property now owned or hereafter acquired by BrandCo in connection with the Business, including: (a) all marks covered by United States or foreign trademark or service mark registrations or applications now owned or hereafter acquired by BrandCo in connection with the Business, any existing variation of these marks, and all common law rights to same, including those listed on Exhibit A hereto (“Licensed Marks”), (b) all copyrights covered by United States or foreign copyright registrations now owned or hereafter acquired by BrandCo in connection with the Business, including those listed on Exhibit B hereto, (c) all patents covered by United States or foreign issued patents or patent applications now owned or hereafter acquired by BrandCo in connection with the Business, including those listed on Exhibit C hereto (“Licensed Patents”), (d) all internet domain names now owned or hereafter acquired by BrandCo in connection with the Business, including those set forth on Exhibit D hereto (“Licensed Domain Names”); (e) all formulas (and patents therefor) now owned or hereafter acquired by BrandCo in connection with the Business, including those identified on Exhibit E hereto (“Licensed Formulas”); and (f) all packaging and designs now owned or hereafter acquired by BrandCo in connection with the Business. As of the Effective Date, the “Licensed IP” licensed in this Agreement is identical to all of the Intellectual Property that was transferred, conveyed and assigned pursuant to the Lower Tier Contribution Agreement.
“Licensed Products” shall mean the products and any other goods covered by any of the Licensed Marks, including without limitation all goods made in accordance with the Licensed Patents or the Licensed Formulas in connection with the Business, whether now or later marketed, distributed and/or sold in connection with the operation of the Business and/or featured on or in any website, catalogue or social media platform operated in connection with the Business.
“Lower Tier Contribution Agreement” has the meaning set forth in the recitals hereto.
“Net Sales” shall mean invoiced gross revenues from sales of Licensed Products by Revlon and its Subsidiaries less, in each case, solely to the extent relating to such Licensed Products and solely to the extent actually incurred, allowed, paid, accrued, recorded, charged or specifically allocated to the invoiced gross revenues in accordance with GAAP: (a) sales and value added taxes paid; and (b) expected product returns, trade discounts and customer allowances, which include costs associated with off-invoice mark-downs and other price reductions, as well as trade promotions and coupons. Net Sales is determined from books and

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records maintained in accordance with United States generally accepted accounting principles as consistently applied with respect to sales of Licensed Products.
“Other Goods and Services” means any products or services under the Licensed Marks, other than the design, development, manufacture, marketing, distribution, and/or sale of styling and grooming products, skin care products, haircare products, and accessories or other beauty and personal care products, that at all times are both (a) ancillary to, and not competitive with, the Business and (b) intended to enhance the Brand and maximize the Royalties payable under this Agreement. Examples of such Other Goods and Services include, by way of example, using the Licensed Marks in connection with barbershops, salons, spas, apparel, shoes, jewelry or watches.
“Party” or “Parties” has the meaning set forth in the preamble hereto.
“Revlon” has the meaning set forth in the preamble hereto.
“Revlon Licensed Formulas” means the formulas set forth on Exhibit F hereto, together with any updates, revisions, modifications, amendments or variations thereto hereafter created by Revlon and all related documentation.
“Revlon Licensed Intellectual Property” means any and all formulas (and patents therefor), patents, copyrights, designs and packaging owned by Revlon or any of its Subsidiaries, or otherwise licensable by Revlon or any of its Subsidiaries without incurring any additional cost, expense, royalties or licensing fees, that are not included in the Transferred Assets but that are used in any and all products now known or hereafter created that are manufactured under the Transferred Assets, including the Revlon Licensed Formulas and the patents set forth on Exhibit F.
“Royalty” has the meaning set forth in Section 4.1.
“Sell-Off Period” has the meaning set forth in Section 13.5.
“Services” shall mean the manufacture, distribution, advertising, marketing and sale of the Licensed Products, retail services for the Business conducted through all channels of trade, now known or later developed, and the promotion and operation of the Business and any services ancillary to those operations.
“Subsidiary” shall mean, as to any Person, a corporation, partnership, limited liability company or other entity of which shares of stock or other ownership interests having ordinary voting power (other than stock or such other ownership interests having such power only by reason of the happening of a contingency) to elect a majority of the Board of Directors of such corporation, partnership or other entity are at the time owned, or the management of which is otherwise controlled, directly or indirectly through one or more intermediaries, or both, by such Person.

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“Territory” shall mean any and all jurisdictions throughout the world in which Revlon is exporting, importing, selling, reselling, advertising, manufacturing (including of packaging), marketing, distributing, promoting and otherwise commercializing Licensed Products at any time during the Term.
“Term” has the meaning set forth in Section 12.
“Upper Tier Contribution Agreement” has the meaning set forth in the recitals hereto.
2.Grant of License
a.Grant of License by BrandCo. Subject to the terms and limitations set forth in this Agreement, BrandCo hereby grants to Revlon an exclusive, non-transferrable (except as expressly permitted by Section 14.3), sub-licensable (solely in accordance with Section 2.2), royalty-bearing, license to use, during the Term, the Licensed IP in connection with the Licensed Products and Services and otherwise in the operation of the Business in the Territory (the “License”). Notwithstanding the foregoing, nothing in this Section 2.1 shall prohibit Revlon from granting a non-exclusive license with respect to the Licensed IP to the administrative agent or collateral agent or any other lender or secured party (or representative) under the Group Credit Agreements, which is exercisable only during the occurrence of an Event of Default thereunder.
b.Sublicensing.
i..Subject to Section 5.5.2, Revlon may sublicense its rights under the Agreement to (a) any Subsidiary of Revlon in the ordinary course of the Business or (b) subject to the terms of this Section 2.2.1, any third party on an arms-length basis. Notwithstanding the foregoing, Revlon (i) assumes liability for the acts/omissions of its sublicensees with respect to their operations pursuant to this Agreement; and (ii) guarantees payment of the Royalty owed to BrandCo pursuant to this Agreement. Any sublicense granted to a third party pursuant to and in accordance with Section 2.2.1 must: (x) include a written agreement by the applicable sublicensee to assume and otherwise comply with all of the obligations of Revlon hereunder with regard to the Licensed IP and (y) other than sublicenses granted to third parties for use of the Licensed IP in connection with Other Goods and Services, be approved in writing by BrandCo (such approval not to be unreasonably withheld or delayed).
ii..With respect to each sublicense granted pursuant to Section 2.2.1, so long as the sublicensee is not in default (beyond any period given to cure such default) under its sublicense, and the terms of such sublicense comply with the requirements of this Agreement, the sublicensee’s respective rights to use the Licensed IP shall survive any termination (but not expiration) of this Agreement, and Revlon’s rights and obligations under the relevant sublicense shall be assigned to BrandCo upon such termination, such assignment to be effective as of the date of termination of this Agreement (the “Sublicense Assignment Effective Date”). To the extent that a sublicense is assigned to BrandCo pursuant to this Section 2.2.2, BrandCo shall assume Revlon’s obligations under such sublicense from and after the Sublicense Assignment Effective Date. Except, if applicable, with respect to sublicensee defaults occurring after the Sublicense Assignment Effective Date, Revlon shall require each sublicensee to comply with the

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terms of the applicable sublicense and the terms of this Agreement applicable to sublicensees, and Revlon shall be liable to BrandCo for any non-compliance by any sublicensee with any such terms.
c.Reservation of Rights/Exclusions. BrandCo reserves all rights not expressly granted to Revlon under this Agreement and Revlon agrees that BrandCo shall have the right to enforce any such rights against any party. The License is not intended as and is not the grant of a license, immunity, or any other rights to any third party, either by implication or by estoppel.
d.Grant of License by Revlon. Subject to the terms and limitations set forth in this Agreement, Revlon, on behalf of itself and its Subsidiaries, hereby grants to BrandCo and its assigns a non-exclusive, perpetual, worldwide, irrevocable, royalty-free, fully paid-up, sublicensable and transferable license to BrandCo to practice, use and exploit the Revlon Licensed Intellectual Property in connection with any and all products now known or hereafter created.
3.Rights to Licensed IP
a.In exchange for the agreements and consideration provided for in this Agreement, unless otherwise specified in and subject to the terms of this Agreement, Revlon has the exclusive right (even as to BrandCo) in the Territory, during the Term, to: (a) use the Licensed IP in commerce or otherwise; (b) license others to use the Licensed IP; (c) register the Licensed IP with any federal or state governmental authority; (d) commence an action for infringement of the Licensed IP; and (e) defend and settle any claims that Revlon’s use of the Licensed IP infringes or otherwise violates the rights of a third party.
b.As between the Parties, and except as provided in this Agreement, Revlon shall be solely responsible for the payment of all costs associated with its exercise of the rights set forth in this Section 3 during the Term, including, without limitation, all costs associated with the operation of the Business under the Licensed IP, and the negotiation, implementation and management of any license arrangements for the Licensed IP.
4.License Fees
a.Royalty. Within thirty (30) days after the end of each calendar month during the Term, Revlon shall pay to BrandCo a royalty of ten percent (10%) of the Net Sales recorded by Revlon for the sales of Licensed Products during the respective preceding calendar month (the “Royalty”), which Royalty shall be pro-rated for the first calendar month of the Term. Notwithstanding the foregoing, upon the occurrence of an Event of Default, and for so long as such Event of Default remains uncured, the Royalty shall increase to twelve percent (12%). Immediately as of the date that such Event of Default is cured, the Royalty shall revert to ten percent (10%).
i..Revlon shall have the right to deduct from any payment of Royalties an amount sufficient to cover the cost and expense actually paid of customary levels of Directors and Officers insurance in an amount not to exceed twenty-five thousand ($25,000) annually and

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solely to the extent the services covered by such insurance are provided to BrandCo’s directors and officers.
a.Guaranteed Minimum Royalty. Commencing as of the third calendar quarter of 2021, if, for any reason, the total Royalty Revlon pays to BrandCo under Section 4.1 for any calendar year is less than the amount of the Guaranteed Minimum Royalty for such year, then within thirty (30) days after the end of such calendar year, Revlon shall pay to BrandCo the shortfall between the amounts actually paid and the Guaranteed Minimum Royalty for the applicable calendar year (the “GMR Payment”). The Parties acknowledge and agree that (a) the Guaranteed Minimum Royalty shall be (i) reduced pro-rata for calendar year 2021 solely to take into account that Revlon’s obligation to pay to BrandCo the GMR Payment commences as of the third calendar quarter of 2021 and (ii) increased by five percent (5%) on an annual basis, commencing on the first day of the third calendar quarter of 2022 and on each anniversary thereafter, and (b) if this Agreement terminates for any reason, the Guaranteed Minimum Royalty for that year shall be reduced pro-rata and the GMR Payment based on the shortfall between the amounts actually paid and the prorated Guaranteed Minimum Royalty shall be due immediately upon such termination.
b.Payments and Royalty Statements.
i..All Royalties and any other sums payable under this Agreement shall be paid in U.S. dollars by wire transfer to a bank account to be designated in writing by BrandCo.  For the purpose of converting the local currency in which any royalties arise into U.S. dollars, the rate of exchange to be applied shall be that used by Revlon in preparing its most recent quarterly filing with the U.S. Securities and Exchange Commission.
ii..All payments to BrandCo pursuant to this Section 4 shall be accompanied by an accurate and complete statement (“Royalty Statement”), which shall be audited each fiscal year by a nationally recognized accounting firm, delivered to BrandCo showing: (a) the total Net Sales recorded by Revlon for the sales of Licensed Products in the relevant calendar month and (b) the calendar month for which the Royalty or Guaranteed Minimum Royalty was calculated.
c.Annual Audit. Revlon shall keep, and shall cause its Subsidiaries and sublicensees to keep, full, true and accurate books and records containing all particulars relevant to its sales of Licensed Products in sufficient detail to verify the amounts payable by it under this Agreement. During the Term of this Agreement and for a period of one (1) year thereafter, Revlon shall cause to have performed an audit of its books and records, and any other records related to the Licensed Products, after the end of each calendar year, by an independent certified public accountant in connection with its annual audit for the purpose of determining the correctness of the Royalty or Guaranteed Minimum Royalty, if applicable, paid and the Royalty Statements delivered for that calendar year under this Agreement. Immediately upon receipt of an audit report from the independent certified public accountant, Revlon shall provide written notice to BrandCo of whether the Royalty Statements and Royalties due under this Agreement were correctly made, the amounts of error in such payments, and the nature and extent of the errors of the applicable Royalty Statements and Royalties, if any. If the audit reveals a deficiency of any Royalty due or paid by Revlon to BrandCo under this Agreement, Revlon

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shall, within fifteen (15) days of receipt of such written notice, cure the deficiency by making a payment to BrandCo of said deficiency. Revlon shall bear the full cost of such audits, including reasonable expenses related thereto.
5.Covenants
a.Ownership. Revlon acknowledges and agrees that the Licensed IP is and shall remain the sole property of BrandCo and that it has no claim whatsoever to any rights of ownership in the Licensed IP and covenants that no such claim will be made in the future.
b.Licensed Products. Revlon covenants and agrees that it shall use reasonable best efforts to continue to market, advertise, sell and distribute Licensed Products in the Territory to maximize Royalties payable under this Agreement in the operation of the Business, subject to the brand support commitment set forth in Section 6.16 of the BrandCo Credit Agreement.
c.Use of Licensed Marks. Revlon agrees that it shall (a) continue to use each Licensed Mark owned by BrandCo and material to the conduct of the Business in order to maintain that Licensed Mark in full force free from any claim of abandonment for non-use, (b) maintain substantially the same (or higher) quality of Licensed Products and Services offered under each such Licensed Mark as are currently maintained on the Effective Date, (c) use (and cause each of its licensees and sublicensees to use) each such Licensed Mark with the appropriate notice of registration and all other notices and legends required by applicable law to maintain that Licensed Mark consistent with past practice, (d) not adopt or use (and shall ensure that none of its licensees or sublicensees adopt or use) any mark which is confusingly similar to, or a colorable imitation of, any such Licensed Mark unless BrandCo obtains a perfected security interest (to the extent perfection is possible in accordance with law) in that mark and (e) not knowingly (and not knowingly permit any licensee or sublicensee thereof to) do any act or knowingly omit to do any act whereby any such Licensed Mark might become invalidated or impaired in any material way.
d.Use Inures to Benefit of BrandCo. Revlon agrees that any and all uses by it (or by any of its licensees or sublicensees) of the Licensed Marks shall inure to the benefit of BrandCo, including any goodwill, rights, title or interest that might be acquired by the use of any of the Licensed Marks by Revlon. If Revlon obtains any goodwill, rights, title or interest in or to any of the Licensed Marks (other than the rights expressly granted under this Agreement), Revlon hereby irrevocably assigns and transfers all of such goodwill, rights, title and interest to BrandCo.
e.Use of Formulas; Restriction on Development or Creation Post-Termination.
i..BrandCo hereby acknowledges and agrees that, notwithstanding the scope of the License as set forth in Section 2.1, Revlon may, in its reasonable business judgment, on behalf of itself and its Subsidiaries, use the Licensed Formulas included in the License, together with any updates, revisions, modifications, amendments or variations thereto and all related documentation, in Revlon’s or any of its Subsidiaries’ or any of its or their licensees’ products that are either in existence as of the Effective Date or created, developed or acquired during the

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Term; provided that (a) any such use of the Licensed Formulas is in the ordinary course of business or consistent with Revlon’s and its Subsidiaries’ past practices or not otherwise materially adverse to the interest of the Lenders (as defined in the BrandCo Credit Agreement) and (b) on each anniversary of the Effective Date, Revlon shall provide to the Collateral Agent a statement, substantially in the form of Exhibit F, listing (i) which (if any) of the Licensed Formulas have been used by Revlon or its Subsidiaries or any of its or their licensees in products other than those branded with, or manufactured under, any BrandCo Collateral (as defined in the BrandCo Credit Agreement) and (ii) the product names and product categories for such products.
ii..Revlon, on behalf of itself and its Subsidiaries, covenants and agrees that it will not, and will not authorize any third party on its behalf to, commencing as of the termination of this Agreement, use any Licensed Formulas included in the License, or any updates, revisions, modifications, amendments or variations thereto or related documentation, in any new product developed, created or acquired after termination. Notwithstanding the foregoing, any use of the Licensed Formulas in Revlon’s or any of its Subsidiaries’ or any of its or their licensees’ products in existence as of the date of termination are expressly permitted and shall not be a violation of the restriction set forth in this Section 5.5.2 or a breach of the License.
6.Quality Control for the Licensed Marks
a.All Licensed Products and Services offered by Revlon under the Licensed Marks in the Territory during the Term shall conform to standards of quality at least comparable to that of the products and Services offered under the Licensed Marks as of the Effective Date. Upon BrandCo’s written request, Revlon shall, at its own expense, supply representative samples of the Licensed Products (including related marketing, advertising, and promotional materials) for BrandCo’s review and approval. If BrandCo reasonably determines that Revlon fails to maintain a consistent level of quality in accordance with the terms of this Agreement, then BrandCo shall notify Revlon of any such alleged deficiencies, and Revlon shall take commercially reasonable steps to remedy such deficiencies to BrandCo’s reasonable satisfaction. BrandCo shall have the right at reasonable times to inspect the production, service, retail or other facilities of Revlon or any sublicensees for the purpose of determining whether Revlon or any sublicensee is adhering to the requirements of this Agreement relating to the nature and quality of the Licensed Products and Services.
b.Revlon shall not knowingly take any action with the Licensed Marks that is intended to adversely affect the Licensed Marks, the goodwill associated with the Licensed Marks, and/or the reputation of BrandCo or the Business. Revlon’s use of the Licensed Marks shall at all times comply with all applicable federal, state, and local laws and regulations that govern its use of the Licensed Marks and the conduct of the Business.
c.As between the Parties, Revlon shall bear all costs related to any recall of Licensed Products featuring the Licensed Marks, whether voluntary or required by a government entity or a court order. If Revlon determines that a recall of Licensed Products is necessary, Revlon shall notify BrandCo within three (3) days of such determination and shall consult with BrandCo, and BrandCo must approve (or not expressly object to) all aspects of Revlon’s handling of such recall, such approval not to be unreasonably withheld or delayed by BrandCo.

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Notwithstanding the foregoing, in the event of any conflict between any applicable law or regulatory requirement applicable to such recall and BrandCo’s instructions or suggestions, Revlon may comply with such applicable law or regulatory requirement.
7.Registration, Maintenance, and Enforcement
a.Revlon shall maintain the registrations for the Licensed Marks, Licensed Patents and Licensed Domain Names during the Term.
b.Subject to its reasonable business judgment, Revlon shall ensure that (a) all post-registration filings and renewal applications, including any registration, renewal or maintenance fees, required by a government entity or by applicable law in connection with the Licensed Marks are completed and paid in a timely manner and (b) all filings, including any maintenance fees required by a government entity or by applicable law in connection with the Licensed Patents are completed and paid in a timely manner. At Revlon’s reasonable request and at Revlon’s sole cost and expense, BrandCo shall cooperate with Revlon to provide information reasonably required by Revlon to submit to the U.S. Patent and Trademark Office and relevant offices in foreign jurisdictions such post-registration filings and renewal applications, including, without limitation, (x) specimens of the Licensed Marks showing current usage of such marks on the Licensed Products and/or in promotion and rendering of the Services and (y) any information or documentation reasonably required in connection with the prosecution and maintenance of the Licensed Patents. At BrandCo’s reasonable request and Revlon’s sole cost and expense, Revlon shall prepare and file new applications to register the Licensed Marks and the Licensed Patents with the U.S. Patent and Trademark Office or relevant offices in foreign jurisdictions. Revlon shall keep BrandCo fully informed of progress with regard to the preparation, filing, prosecution, and maintenance of any Licensed Marks and Licensed Patents in the Territory, and shall provide BrandCo with a quarterly report of such activities undertaken in the preceding calendar quarter.
c.As between the Parties, and except as provided in this Agreement, Revlon shall be solely responsible for the payment of all costs associated with the enforcement, prosecution, and maintenance of the registrations for and applications for registration of the Licensed Marks and the Licensed Patents, and the enforcement and defense of the Licensed Marks and the Licensed Patents.
d.Each Party shall immediately inform the other of (a) any potential infringements, dilution, or other misuse of any Licensed Mark in the Territory, or use of any marks or designs confusingly similar to any Licensed Mark, or if either Party receives notice of any claims from any third party alleging that any Licensed Mark (or such Party’s use thereof) infringes or otherwise violates the rights of a third party or (b) any suspected infringement or other violation of any Licensed Patents in the Territory, or if either Party receives notice of any claims from any third party challenging the Licensed Patents (or such Party’s use thereof). Revlon shall have the first right to commence, control or respond to any such action or claim, and the authority and sole control of the defense or settlement of such claim, including the negotiation, litigation, prosecution or settlement of any such action or claim, as well as the first right to recover profits and damages from such actions and shall bear the fees and costs of any such claim. BrandCo shall cooperate with all reasonable requests for assistance by Revlon in connection with the

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foregoing, including being named as a party in any related court proceedings. Revlon shall provide BrandCo copies of all notices, complaints, court proceedings, and other documentation relating to the foregoing, and BrandCo will have the option to participate in any such proceeding and be represented by counsel of its choosing at its cost and expense.
e.If Revlon fails to bring an action or proceeding with respect to infringement of the Licensed Marks within ninety (90) days following notice by BrandCo of any alleged third party infringement, dilution or misuse of the Licensed Marks or use of confusingly similar marks to any Licensed Mark, and such alleged third party infringement, dilution or misuse is of a nature that a similarly situated trademark owner in the industry would pursue, then BrandCo shall have the right to bring and control any such action, by counsel mutually acceptable to BrandCo and Revlon, and the right to settle such action and recover profits and damages from such action. To the extent Revlon elected not to take such action based on its reasonable business judgment that pursuing such an action would be detrimental or disadvantageous to the Business, BrandCo shall take such considerations into account prior to assuming control of any such action. Notwithstanding the foregoing, Revlon acknowledges and agrees that its reasonable business judgment shall be made solely based on the conduct of the Business and shall not include consideration of Revlon’s or its Subsidiaries’ (a) other businesses or brands or (b) business relationships with respect to alleged infringers. To the extent BrandCo assumes such control of such an action, all reasonable costs associated with such action shall be at Revlon’s sole expense. Revlon shall cooperate with all reasonable requests for assistance by BrandCo in connection with the foregoing, including being named as a party in any related court proceedings.
8.Representations and Warranties
a.BrandCo represents and warrants to Revlon that (a) it has good title to and/or the right to license the Licensed IP; and (b) it will not use or otherwise license any other party to use the Licensed IP in any way during the Term.
b.Revlon represents and warrants to BrandCo that (a) this Agreement, and the Royalty to be paid by Revlon to BrandCo pursuant to this Agreement, are and will all be for reasonably equivalent value, and are and will all be made for fair consideration and in good faith; (b) Revlon has used its reasonable best efforts to market, advertise, sell and distribute Licensed Products in the Territory in the operation of the Business; (c) the Agreement does not violate or conflict with or result in the breach of any of the terms, conditions or provisions of any agreement, contract or instrument to which Revlon is a party or by which Revlon is or may be bound, or give rise to a right of termination or accelerate the performance of any obligations thereunder, or constitute a default which has not been waived thereunder, or, other than pursuant to the Group Credit Agreements, result in the creation or imposition of any lien, claim, charge, encumbrance or restriction of any nature whatsoever upon or against Revlon or any of the assets, contracts or business of Revlon; (d) this Agreement does not violate any order, writ, injunction, decree, law, rule or regulation applicable to Revlon; (e) to the knowledge of Revlon, Revlon or one or more of its Subsidiaries, as applicable, is the owner of all right, title and interest in the Revlon Licensed Formulas and otherwise has a valid and enforceable right to license the Revlon Licensed Intellectual Property; (f) to the knowledge of Revlon, no person is using any of the

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Revlon Licensed Intellectual Property in a substantially similar manner that would reasonably be expected to have a material adverse effect on the Business; and (g) as of the date of this Agreement, Revlon has not received notice of any, and there is no pending, claim, demand, or proceeding challenging the validity, enforceability or ownership of, or the right to use, any of the Revlon Licensed Intellectual Property that would reasonably be expected to have a material adverse effect on the Business and, to the knowledge of Revlon, there is no such claim, demand or proceeding threatened in writing. Revlon further covenants that (x) Revlon has and will have sufficient capital to satisfy its obligations under this Agreement; (y) Revlon shall ensure that the Licensed Products and Services offered by Revlon under the Licensed Marks meet and maintain the quality standards set forth in Section 6 of this Agreement; and (z) Revlon’s use of the Licensed IP shall not be in conflict with any other material agreement.
c.Each Party represents and warrants to the other Party, that: (a) it is duly authorized and licensed to do business and carry out its obligations under this Agreement; (b) it has full power and authority to enter into this Agreement and the execution, delivery and performance of this Agreement has been authorized by all necessary corporate action; (c) it has obtained all third party consents required to enter into this Agreement and neither the execution, delivery or performance of this Agreement will conflict with or constitute a breach of its certificate of incorporation, charter or by-laws; (d) this Agreement is valid and enforceable in accordance with its terms, including under applicable law, and no Party shall challenge the validity or enforceability of this Agreement, except to the extent that the enforceability thereof may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar laws from time to time in effect affecting generally the enforcement of creditors’ rights and remedies; and (e) the provisions of this Agreement are not and were not intended to hinder, delay, or defraud any creditor.
9.Disclaimer of Warranties
. BrandCo licenses the Licensed IP to Revlon “as is.” BrandCo makes no warranties of any kind, express or implied, in relation to the Licensed IP. Without limiting the foregoing, BrandCo expressly disclaims any and all implied warranties of merchantability, fitness for a particular purpose, and non-infringement.
10.Further Assurances
. Each of BrandCo and Revlon shall promptly execute, acknowledge and deliver, at the reasonable request of the other Party, to this Agreement, such additional documents, instruments, conveyances and assurances and take such further actions as such other Party may reasonably request to carry out the provisions of this Agreement and to give effect to the transactions contemplated by this Agreement.
11.Indemnification
a.Revlon agrees to protect, indemnify and hold harmless BrandCo and its parent and Affiliates, and their directors, officers, employees, licensees, agents, representatives, successors and assigns (collectively, the “Indemnified Parties”), from and against any and all

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claims, suits, actions or allegations brought or asserted by a third party (each, a “Claim”) and any resulting liabilities, judgments, costs and expenses, including reasonable attorneys’ fees, arising out of or related to (a) Revlon’s use of the Licensed IP pursuant to this Agreement; (b) Revlon’s breach of its representations, warranties and other obligations under this Agreement; (c) Revlon’s manufacture, distribution, advertising, marketing and sale of the Licensed Products, provision of the Services, and operation of the Business, including without limitation any personal injury claims or product liability claims related to the foregoing; and (d) any Claims arising out of or related to this Agreement or the other agreements and transactions contemplated thereby. Revlon shall keep BrandCo fully informed of the status and progress with regard to any Claim, and shall provide BrandCo with copies of all documentation relating to the foregoing.
b.BrandCo shall promptly notify Revlon upon the assertion of any Claim against an Indemnified Party, and shall give Revlon a reasonable opportunity to defend and/or settle the Claim at its own expense. Revlon shall have the sole right to designate the counsel to handle any such defense and/or settlement negotiations. The Indemnified Parties shall provide Revlon with such assistance as it may reasonably request in order to ensure a proper and adequate defense of a Claim. Any settlement of a Claim must be approved in writing by the applicable Indemnified Party (not to be unreasonably withheld, delayed or conditioned) prior to the execution of any settlement agreement.
12.Term
a.The term of this Agreement (the “Term”) commences on the Effective Date and will expire five (5) years thereafter unless terminated earlier in accordance with the provisions of this Agreement, and shall automatically renew, upon Revlon providing prior written notice to BrandCo no less than six (6) months before the end of the then-current Term, for successive two (2) year terms for so long as (a) the BrandCo Credit Agreement has not been terminated and (b) no Event of Default under the BrandCo Credit Agreement has occurred and is continuing.
b.If Revlon has not provided notice of renewal pursuant to Section 12.1 then, no later than six (6) months before the end of Term or, promptly after BrandCo’s request during the continuance of an Event of Default under the BrandCo Credit Agreement, Revlon and its Affiliates shall transfer and deliver to BrandCo or its designee all books and records related to the Business that are reasonably necessary to assist a third party manufacturer with the manufacture, distribution, and sale of Licensed Products and to otherwise operate the Business, including all packaging information, all technical and product information related to the Licensed Products, and copies of supplier lists and customer lists related to the Business.  Revlon agrees to use reasonable best efforts to cooperate with BrandCo to facilitate an orderly transition of the Business relating to the Licensed Products and Services, which may include providing BrandCo with manufacturing and supply of the Licensed Products, if required, for a reasonable period of time to ensure the availability of the Licensed Products and facilitate an orderly transition.
13.Termination

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a.Termination by BrandCo. BrandCo may immediately terminate this Agreement upon written notice to Revlon upon the occurrence of an Event of Default that is not immediately cured.
b.Mutual Termination. The Parties may terminate this Agreement by mutual written consent. Revlon shall not otherwise have any right to terminate this Agreement under this Section 13.
c.No Other Basis for Termination; Specific Performance. BrandCo may not terminate this Agreement or the License granted herein on any basis other than as set forth in Section 13.1 and 13.2. In the case of material breach of this Agreement by Revlon, BrandCo will have the right to enforce Revlon’s obligations hereunder by an action for specific performance, injunctive or other equitable relief (without posting of bond or other security), in addition to seeking compensation for actual damages.
d.Effect of Termination. Upon termination of this Agreement: (a) the License granted hereunder shall immediately terminate, and Revlon and its Subsidiaries shall immediately cease to be entitled to use and shall cease to use the Licensed IP, and all the rights granted to Revlon pursuant to this Agreement shall immediately cease; (b) Revlon shall cease all operations of the Business, subject to the Sell-Off Period (defined below), and use reasonable best efforts to cooperate with transferring and delivering to a third party manufacturer the books and records related to the Business that are necessary to assist a third party manufacturer with the manufacture, distribution, and sale of Licensed Products and to otherwise operate the Business, including all packaging information, all technical and product information related to the Licensed Products, and copies of supplier lists and customer lists related to the Business; (c) Revlon shall remove or cause to be removed any reference to the Licensed IP that may exist on any physical or digital materials, and any websites, maintained by Revlon in connection with its activities and/or the business of Revlon; (d) Revlon shall cease to use or employ any other word, name, expression or device so closely similar in sound, appearance or meaning to the Licensed Marks as may be likely to cause confusion or to detract from or to adversely affect the right, title or interest of BrandCo in or to the Licensed Marks and shall further cease to use any references which would indicate its connection with BrandCo (other than factually accurate historic references and references to the Licensed Marks that constitute a fair use under applicable law); and (e) the Parties will cooperate and do all acts and things reasonably required to properly conclude matters pursuant to this Agreement.
e.Sell-Off Period. Upon termination of this Agreement for any reason, Revlon shall have the right to dispose of inventory of Licensed Products in its possession and Licensed Products in the course of manufacture at the date of termination for a period of one hundred twenty (120) days after the date of termination (the “Sell-Off Period”), in each case, solely in the ordinary course, consistent with past practices and in accordance with the terms and conditions of this Agreement. Any Royalty payable under the provisions of Section 4.1 shall be paid to BrandCo within thirty (30) days after (a) termination, with respect to royalties accrued prior to the effective date of termination, and (b) the expiration of the Sell-Off Period, with respect to royalties accrued during the Sell-Off Period.

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f.Survival. In the event of any expiration or termination of this Agreement, the following provisions of this Agreement shall survive: Section 1, 2.4, 5.5, 11, 12.2, 13.4, 13.5, 13.6 and 14, and any right, obligation, or required performance of the Parties in this Agreement which, by its express terms or nature and context is intended to survive termination. In addition, any payment obligations that have accrued under this Agreement (including with respect to any Royalty or Guaranteed Minimum Royalty pursuant to Section 4) shall remain in full force and effect until they are satisfied in full.
14.Miscellaneous Provisions
a.Notices. Any and all notices, permitted or required to be made under this Agreement shall be in writing, signed by the person giving such notice, and shall be delivered personally or electronically to the other Parties at the address on file or at such other address as a Party may notify the other Parties in writing from time to time. The date of delivery shall be the date of such notice.
b.Force Majeure. If the performance of any part of this Agreement by a Party, or of any obligation under this Agreement, is prevented, restricted, interfered with or delayed by reason of any cause beyond the reasonable control of the Party liable to perform, unless conclusive evidence to the contrary is provided, the Party so affected shall, on giving written notice to the other Parties, be excused from such performance to the extent of such prevention, restriction, interference or delay, provided that the affected Party shall use its reasonable efforts to avoid or remove such causes of non-performance and shall resume performance with the utmost dispatch whenever such causes are removed. When such circumstances arise, the Parties shall discuss what, if any, modification of the terms of this Agreement may be required in order to arrive at an equitable solution.
c.Assignment. Upon an Event of Default, BrandCo may assign, transfer, delegate or otherwise dispose of any and all of its rights and/or responsibilities under this Agreement to any entity without the consent of Revlon upon prior written notice to Revlon. Revlon shall not assign its rights or delegate its duties under this Agreement without BrandCo’s prior written consent. Notwithstanding the foregoing, except in a Bankruptcy, Revlon may assign its rights and/or delegate its duties under this Agreement without BrandCo’s prior written consent in connection with (a) a change of control, merger, business combination, consolidation, stock sale or sale of all or substantially all of its assets; or (b) a collateral assignment pursuant to the Group Credit Agreements. In connection with any assignment by Revlon made in accordance with clause (a) of the preceding sentence, the applicable assignee shall assume and otherwise comply with all of the obligations of Revlon hereunder with regard to the Licensed IP. Any attempted impermissible assignment by Revlon without BrandCo’s prior written consent shall be null and void.
d.Successors and Assigns. This Agreement shall be binding on and shall inure to the benefit of the Parties, their respective successors and permitted assigns. Each and every successor in interest to any Party, whether such successor acquires such interest by way of gift, devise, assignment, purchase, conveyance, pledge, hypothecation, foreclosure or by any other method, shall hold such interest subject to all of the terms and provisions of this Agreement. The

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rights of the Parties, and their successors in interest, as among themselves shall be governed by the terms of this Agreement, and the right of any Party or successor in interest to assign, sell or otherwise transfer or deal with its interests under this Agreement shall be subject to the limitations and restrictions of this Agreement. Each Party acknowledges and consents to the collateral assignment by BrandCo to the Collateral Agent on behalf of the Secured Parties, of all of BrandCo’s right, title and interest in and to this Agreement and agrees that the Collateral Agent and its successors and permitted assigns shall be an express third party beneficiary of this Agreement and the provisions of this Agreement are intended for the benefit of and will be enforceable by and shall not be amended without the consent of the Collateral Agent and its successors and permitted assigns in their respective capacity as Collateral Agent on behalf of itself and the other Secured Parties.
e.Amendment. No change, modification or amendment of this Agreement shall be valid or binding on the Parties unless such change or modification shall be in writing and signed by all Parties.
f.Remedies. Subject to Section 13.3, the remedies of the Parties under this Agreement are cumulative and shall not exclude any other remedies to which a Party may be lawfully entitled.
g.No Waiver. The failure of any Party to insist on strict performance of a covenant or of any obligation in this Agreement shall not be a waiver of such Party’s right to demand strict compliance therewith in the future, nor shall the same be construed as a novation of this Agreement.
h.Captions. Titles or captions of articles and paragraphs contained in this Agreement are inserted only as a matter of convenience and for reference, and in no way define, limit, extend or describe the scope of this Agreement or the intent of any provision hereof.
i.Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, e-mail, or other means of electronic transmission (to which a signed PDF copy is attached) shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.
j.Computation of Time. Whenever the last day for the exercise of any privilege or the discharge of any duty hereunder shall fall on a Saturday, Sunday or any public or legal holiday, whether local or national, the person having such privilege or duty shall have until 5:00 p.m. local time on the next succeeding business day to exercise such privilege or to discharge such duty.
k.Severability. In the event any provision, clause, sentence, phrase or word hereof, or the application thereof in any circumstances, is held to be invalid or unenforceable, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder hereof, or of the application of any such provision, sentence, clause, phrase or word in any other circumstances.

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l.Costs and Expenses. Unless otherwise provided in this Agreement, each Party shall bear all fees and expenses incurred by it in performing its obligations under this Agreement.
m.Governing Law; Forum. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to the conflicts of laws principles thereof to the extent that the laws of another jurisdiction would apply as a result of the application thereof. The Parties each hereby irrevocably submit (to the fullest extent permitted by applicable law) to the non-exclusive jurisdiction of any New York state or federal court sitting in the borough of Manhattan, New York City, State of New York, over any action or proceeding arising out of or relating to this Agreement and the Parties hereto hereby irrevocably agree that all claims in respect of such action or proceeding shall be heard and determined in such New York state or federal court. The Parties hereto each hereby irrevocably waive, to the fullest extent permitted by applicable law, any objection each may now or hereafter have, to remove any such action or proceeding, once commenced, to another court on the grounds of forum non conveniens or otherwise.
n.Further Assurances. In furtherance and not in limitation of the foregoing, Revlon shall take (or shall cause to be taken) such actions as any Agent may reasonably request from time to time to ensure that the Royalties are guaranteed by the Guarantors (as defined in the BrandCo Credit Agreement).
o.Intellectual Property License. Without limiting BrandCo’s termination rights pursuant to Section 13, the Parties intend that this Agreement is a license to use “intellectual property” as such term is defined in the U.S. Bankruptcy Code and that Revlon and BrandCo will each, as applicable, be entitled to all the benefits of a licensee of intellectual property pursuant to 11 U.S.C. §365(n). Notwithstanding anything in this Agreement to the contrary, in recognition of the unique nature of the relationship between the Parties, the Parties acknowledge and agree that the rights, obligations and benefits of this Agreement shall be personal to Revlon, and BrandCo shall not be required to accept performance from, or render performance to, any person or entity other than Revlon. Pursuant to 11 U.S.C. §365(c)(1)(A) (as it may be amended from time to time, and including any successor to such provision), in the event of any Bankruptcy of Revlon, this Agreement may not be assumed or assigned by Revlon (or any of its successors, including any trustee or debtor-in-possession) and BrandCo shall be excused from rendering performance to, or accepting performance from, Revlon or any such successors.
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IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officer of each Party.

BrandCo Mitchum 2020 LLC

By: _/s/ Michael T. Sheehan
Name: Michael T. Sheehan
Title: Vice President
Revlon Consumer Products Corporation

By: _/s/ Michael T. Sheehan
Name: Michael T. Sheehan
Title: Senior Vice President

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